July 18, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Frank Wyman

Angela Connell

Re:	MannKind Corporation
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 26, 2025
File No. 000-50865

Dear Frank Wyman and Angela Connell:

We are writing in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 14, 2025, with respect to the above-referenced filing of MannKind Corporation (the “Company”). For your convenience, we have repeated the Staff’s comment before the Company’s response below.

Form 10-K for Fiscal Year Ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

1.

We acknowledge the information provided in your response. Please confirm that you will revise your discussion of your results of operations in future filings to provide a more granular discussion of your Collaboration and service revenue and cite the specific factors underlying significant changes in the periods presented. In this regard, consider disclosing the information addressed in the first two bullets of your response.

Response: The Company confirms that in future filings it will provide a more granular discussion of Collaboration and services revenue and cite the specific factors underlying significant changes in the periods presented. The Company further confirms that it will consider disclosing the information addressed in the first two bullets of the Company’s letter, dated July 2, 2025, responding to the comments of the Staff contained in its June 18, 2025 letter.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (818) 661-5000.

Sincerely,

/s/ Christopher Prentiss
Christopher Prentiss
Chief Financial Officer
MannKind Corporation

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 18, 2025

cc:	Michael E. Castagna
Chief Executive Officer
MannKind Corporation

Asa M. Henin
Cooley LLP